Stradley Ronon Stevens & Young, LLP

2005 Market Street

Suite 2600

Philadelphia, PA 19103

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

J. Stephen Feinour, Jr.

(215) 564-8521

jfeinourjr@stradley.com

July 5, 2023

Filed via EDGAR

Ms. Rebecca Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject: Franklin Templeton ETF Trust (the “Trust”)

 (File Nos. 333-208873; 811-23124)

Dear Ms. Marquigny:

On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone to J. Stephen Feinour, Jr. with regard to Post-Effective Amendment Nos. 95/99 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) related to the BrandywineGLOBAL – U.S. Fixed Income ETF series of the Trust (the “Fund”), which was filed with the Commission on April 14, 2023 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”). The Staff’s comments are summarized below, followed by the Trust’s responses thereto. Terms not defined herein have the meaning set forth for that term in the Amendment.

1.  Comment: Please provide a completed fee table and expense example. “Other expenses” are estimated to be “None.” Please explain the basis for this estimate.

 Response: Attached as Exhibit A is a completed fee table and expense example.

“Other expenses” are estimated to be “None” because the Fund will operate under a unitary management fee structure and other expenses, therefore, are estimated to be “None” for the Fund’s first fiscal year.

2.  Comment: Per the format shown in Item 3 of Form N-1A, please present the second sentence of the fee table preamble in bold font.

 Response: The disclosure has been revised as requested.

3.  Comment: Please add a sentence to the Portfolio Turnover section stating that the Fund has not yet commenced operations and, therefore, portfolio turnover information is not yet available.

 Response: The disclosure has been revised as requested.

4.  Comment: In the Principal Investment Strategies section, please address how the sub-advisor will make decisions to buy, sell, or hold investments and discuss the sub-advisor’s process for analyzing investments. In addition, please discuss the sub-advisor’s portfolio construction process, including any portfolio constraints that are in place. Please revise the strategy discussion to provide greater insight on the sub-advisor’s security selection and portfolio construction process.

 Response: The last paragraph of the Principal Investment Strategies section has been replaced with the following:

The portfolio managers’ investment process is top-down, macro-economic driven and value oriented. Their buy discipline is highlighted by patience and conviction. The portfolio managers develop a viewpoint on the business cycle in conjunction with a value-based analysis of U.S. dollar-denominated, investment-grade fixed income securities to determine the Fund’s strategy duration, sector and quality exposures over time. Security selection is determined through analysis of both top-down, macroeconomic conditions as well as bottom-up, fundamental analysis within the context of their value-oriented framework. They focus their investments on a limited number of securities that they believe represent attractive value, rather than invest the portfolio across a large spectrum of securities in attempt to replicate an index-like distribution. If they do not find value in a particular sector, industry or security, they will not invest in it. The portfolio managers utilize both qualitative and quantitative criteria (including proprietary quantitative models) as part of the portfolio construction process, including in determining that an investment represents an attractive value. Quantitative models are proprietary systems that rely on mathematical computations to identify investment opportunities.

The portfolio managers sell fixed income securities or sectors when they no longer meet their value criteria. This could be due to the impact of the business cycle or fundamental changes affecting yield, spread or price. For example, they typically sell corporate bonds and mortgage-backed securities when spreads narrow significantly or when changing fundamentals introduce risks outweighing potential rewards. In some cases, they may modify the characteristics or risk profile of a sector instead of completely eliminating exposure, such as by shortening duration.

5.  Comment: Please revise the Fund’s 80% investment policy to ensure investors understand how the phrase “other instruments with similar economic characteristics” applies under Rule 35d-1 under the 1940 Act. Specifically, please insert “of U.S. issuers” between “other instruments” and “with similar economic characteristics.” If these changes will not be accurate, please supplementally explain why not and identify the precise economic characteristics to which the statement refers. In your response, also state the relevant criteria and metrics the portfolio managers apply to analyze these characteristics and effectively distinguish between the fixed income instruments of a U.S. issuer from that of a non-U.S. issuer. Please describe these economic characteristics (1) in terms of objective criteria unique to U.S. issuers and (2) clearly state how they differ from instruments of non-U.S. issuers.

 Response: The above-cited reference to “other instruments with similar economic characteristics” is intended to preserve the flexibility for the Fund to invest in other instruments in addition to U.S. fixed income securities (such as other ETFs, derivatives, etc.) that provide exposure and have economic characteristics similar to U.S. fixed income securities and count such investments for purposes of the Fund’s 80% investment policy. This is consistent with the Commission’s statement in the Rule 35d-1 adopting release that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 13 (Jan. 17, 2001). The Fund’s 80% investment policy has been revised as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets in U.S. fixed income securities or other instruments with similar economic characteristics.

In addition, the Trust has added the following disclosure to the Item 9 Principal Investment Policies and Practices section:

For purposes of determining whether an instrument is economically tied to the U.S., the Fund uses the country assigned to a security by Bloomberg or another unaffiliated third-party data provider. The data providers use various criteria to determine the country to which a security is economically tied. Examples include the following: (1) the country under which the issuer is organized; (2) the location of the issuer’s principal place of business or principal office; (3) where the issuer’s securities are listed or traded principally on an exchange or over-the-counter market; and (4) where the issuer conducts the predominant part of its business activities or derives a significant portion (e.g., at least 50%) of its revenues or profits.

6.  Comment: The Principal Investment Strategies section states, “Fixed income securities of U.S. issuers include . . . freely transferable promissory notes and bankers acceptances issued by industrial, utility, finance, commercial banking or bank holding company organizations.” Please revise the disclosure to clarify whether the phrase “issued by industrial, utility, finance, commercial banking or bank holding company organizations” applies to “freely transferrable promissory notes” or just “banker acceptances.”

 Response: The Trust has revised the disclosure as follows:

U.S. fixed income securities include . . .U.S. corporate debt securities, including debentures, bonds (including zero coupon bonds), bankers acceptances (issued by industrial, utility, finance, commercial banking or bank holding company organizations), convertible and non-convertible notes, commercial paper, certificates of deposits and freely transferable promissory notes;…

7.  Comment: The Principal Investment Strategies section states, “Fixed income securities of U.S. issuers also include: (i) securities included in the Bloomberg U.S. Aggregate Index; and (ii) fixed income securities denominated in U.S. dollars issued by foreign banks, corporations, government agencies, sovereigns, and supranational organizations, and registered with the U.S. Securities and Exchange Commission (SEC) for sale in the U.S., such as Yankee bonds and Eurobonds.” Please delete (ii) above or explain in your response why you believe characterizing such instruments as “fixed income securities of U.S. issuers” is not misleading given the Fund’s name. In particular, please explain the rationale for concluding that bonds such as Yankee bonds and Eurobonds issued by foreign companies or foreign governments have the same economic characteristics and risk profile as “fixed income securities of U.S. issuers” in this context.

 Response: As noted in response to Comment 5 above, the Trust has revised the Fund’s 80% investment policy. In addition, the Trust has revised the above cited disclosure as follows:

U.S. fixed income securities also include securities included in the Bloomberg U.S. Aggregate Index.

The Bloomberg U.S. Aggregate Index is commonly used as a proxy/benchmark for measuring the performance of the U.S. investment grade bond market and, therefore, the Trust believes that the constituents of that index may be counted towards the Fund’s 80% investment policy.

8.  Comment: The Principal Investment Strategies section states, “Although the Fund may invest in securities of any maturity or duration, under normal conditions, the portfolio managers typically seek to maintain a dollar-weighted average effective duration for the Fund’s portfolio, including derivatives, of 1 to 10 years. The dollar-weighted average effective duration of the Fund’s portfolio may, however, exceed this range materially from time to time depending on the sub-advisor’s outlook on changing market, economic, political and other conditions.” In the Item 9 section, please clarify more specifically where the sub-advisor wants the Fund’s typical dollar-weighted average effective duration to be within that 1-10 year range. Please also explain how the sub-advisor decides when to exceed the broader range of 1-10 years and what is the sub-advisor’s “market, economic, and political” outlook based on. Please consider describing the general circumstances in which the Fund is likely to exceed the portfolio’s typical duration range.

 Response: The Trust respectfully notes that the Fund’s typical dollar-weighted average effective duration is accurately described and the sub-advisor does not target any particular area within that 1-10 year range. In response to this comment, the Trust has revised the Item 9 disclosure as follows:

Although the Fund may invest in securities of any maturity or duration, under normal conditions, the portfolio managers typically seek to maintain a dollar-weighted average effective duration for the Fund’s portfolio, including derivatives, of 1 to 10 years. The dollar-weighted average effective duration of the Fund’s portfolio may, however, exceed this range materially from time to time depending on the sub-advisor’s valuation analysis and macro-economic outlook. For example, in situations where elevated interest rates have a detrimental effect on consumer or business conditions, resulting in a slowdown in economic activity, the sub-advisor may materially increase duration with the objective of profiting from potential changes in central bank policies, such as a reduction in interest rates, aimed at revitalizing economic activity.

9.  Comment: In the mortgage-backed securities discussion in the Principal Investment Strategies section, (1) based on the Fund’s investment strategy, please identify the most appropriate mortgage-backed security instruments based on relevant facts and circumstances, and (2) discuss the relevant selection and weighting criteria the sub-advisor uses to choose which securities to buy or sell. Please describe the process the sub-advisor follows to make these decisions. In the Item 9 section, please also discuss, in greater detail, the selection factors specific to CMBS, CMOs, forward commitments, delayed delivery instruments, restricted investments, CDOs, and CLOs. With regard to CDOs, please identify the type of collateral held by the special purpose entity and the CDO tranche in which the Fund invests.

 Response: The Trust confirms that prospectus identifies the different types of mortgage-backed securities that the Fund may utilize as part of its principal investment strategies. Please also see the response to Comment 4 above. The Trust confirms that the security selection disclosure adequately and accurately addresses the criteria the sub-advisor uses in determining what securities to buy or sell. The Trust has removed references to investments in CDOs from the prospectus while retaining references to CLOs.

10.  Comment: In the Principal Investment Strategies section, the disclosure states that, “Derivatives are taken into account when determining compliance with the Fund’s 80% investment policy.” Please explain what “taken into account” means or consider re-writing the sentence to make the meaning clearer.

 Response: The Trust has revised the above-cited sentence as follows:

Derivatives with economic characteristics similar to U.S. fixed income securities will be counted towards the Fund’s 80% investment policy.

11.  Comment: Please re-write in plain English the last paragraph of the Principal Investment Strategies section and avoid jargon to the extent possible. Please affirmatively state the metrics the sub-advisor uses to determine that a security is trading far enough “below its intrinsic value.” Please also clarify what it means to “rotate portfolio exposures at both the duration, sector, and individual issuer levels as new opportunities arise” or illustrate the meaning of this disclosure through examples.

 Response: Please see the response to Comment 4 above.

12.  Comment: Under the Market risk, please review the Fund’s COVID-19 disclosure and consider updating the language if appropriate.

 Response: The Trust has updated the COVID-19 disclosure under Market Risk as reflected below:

The global outbreak of the novel strain of coronavirus, COVID-19 and its subsequent variants, has resulted in market closures and dislocations, extreme volatility, liquidity constraints and increased trading costs. ~~Efforts to contain the spread of COVID-19 have resulted in global travel restrictions and disruptions of healthcare systems, business operations and~~The long-term impact on economies, markets, industries and individual issuers is not known. Some sectors of the economy and individual issuers have experienced or may experience particularly large losses. Periods of extreme volatility in the financial markets; reduced liquidity of many instruments; and disruptions to supply chains, ~~layoffs, volatility in~~ consumer demand ~~for certain products, defaults and credit ratings downgrades, and other significant economic impacts. The effects of COVID-19 have impacted global economic activity across many industries and may heighten other pre-existing political, social and economic risks, locally or globally. The full impact of the COVID-19 pandemic is unpredictable and may adversely affect the Fund’s performance.~~and employee availability, may continue for some time.

13.  Comment: Under Derivative Instruments risk, please add risk disclosure specific to U.S. Treasury futures and credit default swaps.

 Response: The Trust confirms that the Derivatives Instruments risk addresses the risks associated with the specific derivatives that the Fund may utilize as a principal investment strategy and, therefore, no disclosure changes have been made in response to this comment.

14.  Comment: Under the Liquidity risk, please delete the phrase “from time to time” in the first sentence. Alternatively, please focus the discussion around what drives the “from time to time” concept and explain the types of market fluctuations that have caused liquidity risk to arise in the past or may rise in the future.

 Response: The Trust believes that the phrase “from time to time” is appropriate in the context in which it is used and respectfully declines to make any disclosure changes in response to this comment. A multitude of circumstances have caused liquidity risk to arise in the past at various points in time with respect to specific types of securities and the Trust believes that adding the requested disclosure could be confusing to investors and potentially misleading.

15.  Comment: Under the LIBOR Transition risk, please revise the disclosure as the references to 2021 are out-of-date and the reference to 2023 will no longer be appropriate when the registration statement for this Fund goes effective.

 Response: The Trust has removed the LIBOR Transition risk from the prospectus and has made the requested changes to the LIBOR Transition section in the SAI.

16.  Comment: Please add principal strategy disclosure specifically referring to the sub-advisor’s use of quantitative models in the portfolio construction process. Alternatively, delete the Models risk or move it to a section in the prospectus specifically addressing non-principal risks.

 Response: The following disclosure has been added to the Principal Investment Strategies section:

The portfolio managers utilize both qualitative and quantitative criteria (including proprietary quantitative models) as part of the portfolio construction process, including in making value determinations. Quantitative models are proprietary systems that rely on mathematical computations to identify investment opportunities.

17.  Comment: Under the Market Trading risk in the fund summary, please add a summary of each sub-section that is identified under this risk in the Item 9 section.

 Response: The Trust respectfully believes that the Market Trading risk in the Item 9 section expounds upon the market trading risks discussed in the Item 4 Market Trading risk. The Trust has therefore not made any disclosure changes in response to this comment.

18.  Comment: Please add principal strategy disclosure corresponding to the Fund’s anticipated high portfolio turnover.

 Response: The Trust has added the following to the Principal Investment Strategies section:

 The Fund may engage in active and frequent trading to achieve its investment goal.

19.  Comment: In the Item 9 Principal Investment Policies and Practices section, the additional strategy disclosure concerning the duration of fixed income investments does not address how the sub-advisor determines that “market, economic, political, and other conditions” support a material change to the Fund’s typical 1-10 year dollar-weighted average effective duration. Please describe the conditions likely to prompt such an evaluation, identify the factors most relevant to this analysis and generally explain when the sub-advisor may adjust the portfolio to “materially exceed” its typical duration range.

 Response: Please see the response to Comment 8 above.

20.  Comment: In the Item 9 Principal Investment Policies and Practices section, please describe the sub-advisor’s decision-making process for determining what types of mortgage-backed or asset-backed securities are more advantageous than another and how the sub-advisor evaluates comparable instruments to decide what to buy or sell. Please address these aspects of the sub-advisor’s securities selection strategy and explain the sub-adviser’s decision making process in greater detail. Please also consider providing examples to illustrate how the sub-advisor’s choice of instrument may impact the Fund’s ability to achieve its objective.

 Response: Please see the response to Comment 9 above.

21.  Comment: Please review the derivatives disclosure in the Item 9 Principal Investment Policies and Practices section and provide a more substantive explanation of how the sub-advisor will use these derivative instruments to achieve the Fund’s objective. Please re-write the sentence “The portfolio managers consider various factors, such as availability and cost, in deciding whether to use a particular derivative instrument or strategy.” with this purpose in mind. In addition, consider deleting the last sentence of that same paragraph or explain in your response why that statement is appropriate in the context of a principal investment strategy upon which the Fund’s investment objective relies.

 Response: The Trust confirms that the specific derivatives the Fund will utilize as part of its principal investment strategies and how they will be used to achieve the Fund’s investment goal are described in the Principal Investment Strategies section. The above cited sentence has been revised as follows:

The portfolio managers consider various factors, such as availability of securities that the portfolio manager seeks to gain access to and the cost to tactically trade specific positions, in deciding whether to use a particular derivative instrument or strategy. There may be instances when it is more efficient and cost effective to express a view in the portfolio through the use of derivatives as opposed to investing directly in the fixed income security.

In addition, the last sentence of the paragraph has been deleted as requested.

22.  Comment: Under the Interest Rate risk in Item 9, please review the current low interest rate language at the end of the paragraph and consider whether corresponding disclosure about the risks of increasing interest rates and inflation may also be appropriate.

 Response: The above referenced disclosure has been removed from the Interest Rate risk in the Item 9 section.

23.  Comment: There is no Item 4 fund summary risk corresponding to the Debt Securities Ratings risk in the Item 9 section; please reconcile.

 Response: The Debt Securities Ratings risk in the Item 9 section expounds upon risks discussed under the Credit risk in the Item 4 section. The Trust has therefore not made any disclosure changes in response to this comment.

24.  Comment: Under the Liquidity risk in Item 9, please consider identifying investments that are both principal to the Fund’s strategy and likely to increase the Fund’s overall liquidity risk.

 Response: The Trust notes that liquidity risk is already discussed under certain other risks in addition to Liquidity risk. The Trust has therefore not made any disclosure changes in response to this comment.

25.  Comment: Please update the Item 4 LIBOR Transition risk disclosure with the more current language used in the Item 9 risk disclosure.

 Response: Please see the response to Comment 15 above.

26.  Comment: Instruction 6 to Item 9(b)(1) of Form N-1A states, “Disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions.” Please re-write the first sentence under the Temporary Investments section to conform it to the specific language used in the form.

 Response: The Trust believes that the current disclosure under the Temporary Investments section complies with Instruction 6 to Item 9(b)(1) of Form N-1A and appropriately reflects the situations where the Fund may take temporary defensive positions. The Trust has therefore not made any disclosure changes in response to this comment.

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ J. Stephen Feinour, Jr.

J. Stephen Feinour, Jr.

cc: Tara Gormel, Franklin Templeton

Julie Patel, Franklin Templeton

Miranda Sturgis, Stradley Ronon Stevens & Young, LLP

Exhibit A

Fees and Expenses of the Fund

The following table describes the fees and expenses that you will incur if you buy, hold and sell shares of the Fund. You may also incur other fees, such as usual and customary brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and the Example that follows.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.39%
Distribution and service (12b-1) fees	None
Other expenses[1]	None
Total annual Fund operating expenses	0.39%

1. Other expenses are based on estimated amounts for the current fiscal year.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of the period. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

BrandywineGlobal - U.S. Fixed Income ETF	1 Year	3 Years
	$40	$126